

October 6, 2010

Roger M. Cozzi
Chief Executive Officer
Gramercy Capital Corp.
420 Lexington Avenue
New York, NY 10170

> **Re: Gramercy Capital Corp.**
> **Schedule TO-I**
> **Filed October 1, 2010**
> **File No. 005-80336**

Dear Mr. Cozzi:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

Exhibit 99(A)(1)(A): Offer to Purchase

1.   Your offer is currently set to expire at 5:00 p.m. New York City time on October 29, 2010. The offer is open for less than twenty full business days due to the Columbus Day federal holiday and the 5:00 p.m. expiration time. See Exchange Act Rule 13e-4(a)(3). Please revise to extend the offer period to ensure that that your offer is open at least twenty full business days. See Exchange Act Rule 13e-4(f)(1)(i).

2.   We note you have been exploring strategic alternatives, and evaluated an indication of interest conditioned upon the repurchase of a substantial portion of the Series A shares. While we recognize your board of directors has discontinued discussions regarding the indications of interest, please provide us with a brief legal analysis as to why Rule 13e-3 was deemed inapplicable to this transaction. In providing a response, please specifically address the basis for the apparent conclusion that the tender offer

is not a transaction, or first step in a series of transactions, undertaken with a purpose of producing or otherwise reasonably likely to produce one of the Rule 13e-3 specified going private effects. See Exchange Act Rule 13e-3(a)(3).

Cautionary Note Regarding Forward-Looking Information, page 11

3.   In the first paragraph on page 11, you reference the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934; refer also to Regulation M-A telephone interpretation I.M.2 in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise to make clear that forward-looking statements made in connection with this tender offer cannot be defined under the Private Securities Litigation Reform Act of 1995, and refrain from referring to such safe harbor provisions in any future offer documents, press releases, or other communications relating to this tender offer.

4.   In the penultimate paragraph of this section, you appear to state that you have no obligation to update the information contained in your offering document. Please revise this language to eliminate the implication that you have no obligation to update your disclosure to reflect material changes in the information published, sent or given to security holders. See Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3).

Summary Financial Information, page 13

5.   We note that you have incorporated your financial statements by reference, but have not included all of the summarized financial information specified in Item 1010(c) of Regulation M-A in the offering document, as required by Instruction 6 to Item 10 of Schedule TO. Refer also to Regulation M-A telephone interpretations I.H.7 and H.9 in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. For example, but without limitation, you have not included: current assets, noncurrent assets, current liabilities, and noncurrent liabilities. Please revise.

The Offer, page 16

Conditions of the Offer, page 17

6.   When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. As you acknowledge on page 18, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

7. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Effects of Tenders, page 21

8. We note your statement in the second paragraph on page 21 that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and your determination will be "final and binding." We note similar disclosure in the first sentence of the third paragraph on page 22. Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Material U.S. Federal Income Tax Consequences, page 33

9. On page 33, you state that you have included a general summary of "certain" material U.S. federal income tax consequences. Please revise to discuss all material federal income taxes and to remove the suggestion that your disclosure is not materially complete. See Item 1004(a)(1)(xii) of Regulation M-A.

Miscellaneous, page 38

10. We note your statement on page 38 that if you determine that you are not legally able to make the offer in a particular jurisdiction, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. Please clarify, if true, that you are referring to a U.S. state and not a non-U.S. jurisdiction. If not, please advise us how you are complying with the all-holders provision in Exchange Act Rule 13e-4(f)(8)(i). We view Exchange Act Rule 13e-4(f)(9)(ii) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

Where You Can Find More Information, page 38

11. The penultimate paragraph of this section appears to contemplate forward incorporation by reference. Schedule TO does not allow you to forward incorporate disclosure from subsequently filed documents. Please revise the disclosure under this heading to clarify that you will amend the Schedule TO to include updates, inclusive of updated periodic report filings. Refer to General Instruction F of Schedule TO and your obligation under Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed.

Exhibit 99(A)(1)(B): Letter of Transmittal

12.   On page 3, you require tendering holders to represent and warrant that they have read all of the terms and conditions of the offer. Please revise to delete the requirement that security holders provide this representation. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the certification made by security holders that they have read the offer materials as a waiver of liability and that you agree not to assert that this provision constitutes a waiver of liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (212) 878-8375
        Larry P. Medvinsky, Esq.
        John A. Healy, Esq.
        Clifford Chance US LLP